CUMULUS MEDIA INC.
3280 Peachtree Road, N.W.
Suite 2300
Atlanta, Georgia 30305
September 29, 2010
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Cumulus Media Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 3, 2010 Form 10-Q for the Quarterly Period Ended March 31, 2010 File No. 000-24525
Dear Mr. Spirgel:
     On behalf of Cumulus Media Inc. (the “Company”), please find attached as Exhibit A supplemental materials in response to the supplemental comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission, conveyed to representatives of the Company in a telephonic conversation on September 28, 2010, concerning the above-referenced reports.
     Please contact the undersigned at (404) 260-6671 in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter.

Sincerely,
/s/ J.P. Hannan
J.P. Hannan
Senior Vice President, Treasurer and Chief Financial Officer

Attachment

cc:	Richard S. Denning, Esq. Mark L. Hanson, Esq.

Exhibit A
LOCAL PROGRAMMING AND MARKETING AGREEMENT
     THIS LOCAL PROGRAMMING AND MARKETING AGREEMENT (this “Agreement”) is made as of April 10, 2009 among Citicasters Licenses, Inc. and Jacor Broadcasting Corporation (collectively, “Licensee”) and Cumulus Media Inc. and Cumulus Broadcasting LLC (collectively, “Programmer”).
Recitals
     A. Licensee owns and operates the following radio stations (the “Stations”) pursuant to licenses issued by the Federal Communications Commission (“FCC”):
WOGB(FM), Kaukauna, Wisconsin
WDUZ-FM, Brillion, Wisconsin
WQLH(FM), Green Bay, Wisconsin
WDUZ(AM), Green Bay, Wisconsin
WPCK(FM), Denmark, Wisconsin
     B. Licensee desires to obtain programming for the Stations, and Programmer desires to provide programming for broadcast on the Stations on the terms set forth in this Agreement.
     C. Licensee, an affiliate of Licensee and Programmer are parties to a Put Agreement (the “Put Agreement”) of even date herewith with respect to the Stations. Capitalized terms used herein and not defined shall have their respective meanings set forth in the Put Agreement.
     D. Programmer is this same day assigning the FCC licenses and other assets for WZNN(FM), Allouez, Wisconsin (“WZNN”) and WWWX(FM), Oshkosh, Wisconsin (“WWWX”) to an independent trust (the “Trust”) and, in conjunction therewith, is entering into a separate Facilities and Services Agreement to facilitate the Trust’s operation of those radio stations.
Agreement
     NOW, THEREFORE, taking the foregoing recitals into account, and in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:
     1. Term. Subject to Sections 11 and 12, the term of this Agreement (the “Term”) shall commence on the date hereof and shall continue until December 31, 2013; provided, that if the Put is exercised, then the Term shall continue until the Put Closing; and, provided further, that if the Put is not exercised by August 31, 2013, then Programmer may elect to extend the Term to December 31, 2018 by written notice to Licensee given not later than October 31, 2013.

Notwithstanding anything to the contrary set forth herein, the Term shall end upon any termination of this Agreement pursuant to Section 11.
     2. Programming. During the Term, Programmer shall transmit to Licensee programming that it produces or owns (each a “Program” and collectively the “Programs”) for broadcast on the Stations twenty-four (24) hours per day, seven (7) days per week, excluding the period from 6:00 a.m. to 8:00 a.m. each Sunday morning (the “Broadcasting Period”). Programmer will transmit, at its own cost, its Programs to the Stations’ transmitting facilities in a manner that ensures that the Programs meet technical and quality standards at least equal to those of the Stations’ broadcasts prior to commencement of the Term. Licensee shall broadcast the Programs subject to the terms of this Agreement and, to the extent Programmer requests in order to fulfill its obligations under the Facilities and Services Agreement with the Trust, the programming of the Trust for WZNN (provided that the Trust’s programming is similarly transmitted to the Stations’ transmitting facilities).
     3. Advertising. During the Term, Programmer will be exclusively responsible for the sale of advertising on the Stations and for the collection of accounts receivable arising therefrom, and Programmer shall be entitled to all such collections. All contracts for advertising on the Stations which may be entered into by Programmer shall terminate upon the termination of this Agreement (other than a termination at closing under the Put Agreement).
     4. Payments. During the Term, Programmer shall pay Licensee the monies set forth on Schedule A attached hereto.
     5. Control. Notwithstanding anything to the contrary in this Agreement, Licensee shall have full authority, power and control over the operation of the Stations and over all persons working at the Stations during the Term. Without limiting the generality of the foregoing, Licensee will: (1) employ a manager for the Stations, who will report to Licensee and will direct the day-to-day operations of the Stations, and who shall have no employment, consulting, or other relationship with Programmer, (2) employ a second employee for the Stations, who will report and be solely accountable to the manager, and (3) retain control over the policies, programming and operations of the Stations. Nothing contained herein shall prevent Licensee from (a) rejecting or refusing to broadcast Programs which Licensee believes to be contrary to the public interest, or (b) substituting programs which Licensee believes to be of greater local or national importance or which are designed to address the problems, needs and interests of the local communities. Without limiting the preceding sentence, Licensee reserves the right to (i) refuse to broadcast any Program containing matter which violates any right of any third party, which constitutes a personal attack, or which does not meet the requirements of the rules, regulations, and policies of the FCC, (ii) preempt any Program in the event of a local, state, or national emergency, or (iii) delete any commercial announcements that do not comply with the FCC’s rules with respect to sponsorship identification. Programmer will immediately serve Licensee with notice and a copy of any letters of complaint it receives concerning any Program for Licensee review and inclusion in its public inspection file. Programmer shall cooperate with

Licensee to ensure that EAS transmissions are performed in accordance with Licensee’s instructions and FCC rules and policies.
     6. Programs.
          (a) Programmer shall ensure that the contents of the Programs conform to all FCC rules, regulations and policies and other applicable law and do not violate the rights of any third party. Programmer shall periodically consult with Licensee in the selection of non- entertainment Programs to ensure that the Programs’ content contains matters responsive to issues of public concern in the local communities, as those issues are made known to Programmer by Licensee. On or before January 7, April 7, July 7 and October 7 of every year during the Term, Programmer shall provide to Licensee a list of significant community issues addressed in the Programs during the preceding quarter and the specific Programs that addressed such issues.
          (b) Licensee shall oversee and have ultimate responsibility with respect to the Stations’ compliance with the FCC’s political broadcast rules, including but not limited to the provision of equal opportunities, lowest unit charge, and reasonable access for political candidates. During the Term, Programmer shall cooperate with Licensee in Licensee’s compliance with the FCC’s political broadcast rules, and shall supply such information promptly to Licensee as may be necessary for Licensee to comply with the FCC’s political broadcast rules, the Communications Act of 1934, as amended, and federal election laws. Programmer shall release advertising availabilities to Licensee during the Broadcasting Period as necessary to permit Licensee to comply with the political broadcast rules of the FCC; provided, however, that revenues received by Licensee as a result of any such release of advertising time shall promptly be remitted to Programmer.
     7. Operations. During the Term, Programmer will be responsible for (i) the salaries, taxes, insurance and other costs for all personnel used in the production of the Programs supplied to Licensee, (ii) the costs of delivering the Programs to Licensee (and to the extent applicable, delivery of the Trust’s programming to Licensee), and (iii) handling the mail. Subject to Section 4, Licensee will be responsible for the salaries and other compensation provided to its employees and the costs of maintenance of and utilities for all studio and transmitter equipment and broadcast operations in accordance with applicable law, including FCC rules and policies. Subject to Section 4, Licensee will provide and be responsible for (a) the provision and costs of all personnel necessary for the broadcast transmission of the Programs and, to the extent applicable, the Trust’s programming as well (once received at its transmitter site) and (b) maintaining the Stations’ facilities in compliance with FCC rules and policies; provided, that a failure by Licensee to broadcast the Programs due to facility maintenance, repair or modification, acts of God, weather, strikes or any other reason outside its reasonable control shall not constitute a failure by Licensee to perform hereunder.
     8. Format and Call Signs. During the Term, Licensee will retain all rights to the call letters of the Stations or any other call letters which may be assigned by the FCC for use by the

Stations, and will ensure that proper station identification announcements are made with such call letters in accordance with FCC rules and regulations; provided, that subject to Licensee’s consent, which shall not be unreasonably delayed, conditioned or withheld, (i) at the reasonable request of Programmer, Licensee shall file a request with the FCC for a change in the call sign(s) for the Station(s) and (ii) Programmer shall be entitled to change the format of any or all of the Stations upon at least thirty (30) days prior request to Licensee. Programmer shall include in the Programs an announcement at the beginning of each hour of such Programs to identify such call letters, as well as any other announcements required by the rules and regulations of the FCC.
     9. Facilities. If requested by Programmer, during the Term, subject to any necessary landlord consent, Licensee shall provide Programmer access to and the use of Licensee’s equipment and facilities for the Stations, including designated space at Licensee’s studio and offices for the Stations (for purposes of fulfilling Programmer’s obligations under this Agreement and, to the extent applicable, Programmer’s obligations under the Facilities and Services Agreement with the Trust, and for no other purpose). When on Licensee’s premises, Programmer’s personnel shall be subject to the direction and control of Licensee’s management personnel, and shall not (i) act contrary to the terms of any lease for the premises, (ii) permit to exist any lien, claim or encumbrance on the premises, or (iii) interfere with the business and Licensee’s operation of the Stations or Licensee’s use of such premises.
     10. Representations. Programmer and Licensee each represent and warrant to the other that (i) it has the power and authority to enter into this Agreement and to fulfill its obligations hereunder, (ii) it is in good standing in the jurisdiction of its organization and is qualified to do business in all jurisdictions in which the Stations are located where the nature of its business requires such qualification, (iii) it has duly authorized this Agreement, and this Agreement is binding upon it, (iv) the execution, delivery, and performance by it of this Agreement does not conflict with, result in a breach of, or constitute a default or ground for termination under any agreement to which it is a party or by which it is bound, and (v) it is qualified under applicable laws, including FCC ownership rules, to enter into and perform this Agreement.
     11. Termination. This Agreement shall terminate as follows:
          (a) by written notice of Licensee to Programmer if Programmer fails to pay when due any payment required under this Agreement and such failure is not cured within ten (10) business days after written notice of Licensee to Programmer, provided, however, that if such a failure occurs two or more times in any calendar year then there shall be no cure period for any additional Programmer monetary default under this Agreement during such calendar year;
          (b) by written notice of Licensee to Programmer if Programmer fails to observe or perform any of its other obligations contained in this Agreement in any material respect or breaches any representation or warranty made by it under this Agreement in any material respect and such failure or breach is not cured within thirty (30) calendar days after written notice of Licensee to Programmer, provided, that (i) Licensee shall not be entitled to terminate this Agreement under this paragraph unless the breach has had or is reasonably likely to have a material adverse effect on Licensee or the Stations’ FCC licenses, and (ii) if the failure or breach is susceptible of cure but not within such time period and if Programmer has undertaken and is continuing diligent efforts to cure and an additional delay does not materially adversely affect Licensee, then, in that event, the cure period shall be extended at Programmer’s request for up to sixty (60) additional days as long as Programmer continues to diligently pursue such cure during that additional 60-day period;
          (c) by written notice of Programmer to Licensee if Licensee fails to observe or perform any of its other obligations contained in this Agreement in any material respect or breaches any representation or warranty made by it under this Agreement in any material respect and such failure or breach is not cured within thirty (30) calendar days after written notice of Programmer to Licensee;
          (d) by written notice of Licensee to Programmer if the Put terminates in accordance with the Put Agreement after the Put is exercised by Licensee;
          (e) automatically if (i) a voluntary petition in bankruptcy (or similar proceeding) is filed with respect to Programmer pursuant to the U.S. Bankruptcy Code or any similar state or federal law, or a trustee, receiver or liquidator is appointed with respect to Programmer or any material part of its assets, (ii) an involuntary petition in bankruptcy (or similar proceeding) is filed with respect to Programmer pursuant to U.S. Bankruptcy Code or any similar state or federal law, and such petition is not dismissed within sixty (60) days of its filing, or (iii) Programmer makes an assignment for the benefit of creditors, or a court finds Programmer bankrupt or insolvent.
     12. Remedies. In the event of a breach or default by a party under this Agreement, the other party shall be entitled to all remedies at law or in equity, except as set forth in the Put Agreement. Termination of this Agreement shall not relieve any party of any liability for breach or default under this Agreement prior to the date of termination. If this Agreement is terminated in accordance with Section 11(a), 11(b) or 11(d), then Licensee may at its option elect to make the termination effective on a later date within six (6) months thereafter to be designated by Licensee by subsequent written notice to Programmer. If this Agreement is terminated pursuant to Section 11(c), then, if requested by Programmer, or if this Agreement is otherwise terminated, then if requested by Licensee, effective upon termination, Programmer shall assign and Licensee shall assume those reasonable contracts, leases, and agreements made in the ordinary course of the operation of the Stations that existed as of the date of Licensee’s acquisition of the Stations and are unmodified and are in effect as of the date of termination. Notwithstanding anything to the contrary in this Agreement, if this Agreement terminates pursuant to Section 11(c) or if Licensee does not exercise the Put within the Put Period, then Programmer may continue to use the studio and office space then-used for WZNN for a period of up to twelve (12) months rent-free after the date of such termination on the terms of this Section (and such use right shall survive any termination of this Agreement).

     13. Indemnification.
          (a) Programmer shall indemnify and hold Licensee harmless against any and all liability arising from the broadcast of the Programs on the Stations, including without limitation all liability for indecency, libel, slander, illegal competition or trade practice, infringement of trademarks, trade names, or program titles, violation of rights of privacy, and infringement of copyrights and proprietary rights or any other violation of third party rights or FCC rules or other applicable law.
          (b) Licensee shall indemnify and hold Programmer harmless against any and all liability arising from the broadcast of Licensee’s programming on the Stations, including without limitation all liability for indecency, libel, slander, illegal competition or trade practice, infringement of trademarks, trade names, or program titles, violation of rights of privacy, and infringement of copyrights and proprietary rights or any other violation of third party rights or FCC rules or other applicable law.
          (c) Any claims for indemnification made under this Agreement shall be made pursuant to the procedures set forth in Section 9.3 of the Exchange Agreement between Licensee and Programmer with respect to the Stations and certain other radio stations.
          (d) The obligations under this Section shall survive any termination of this Agreement.
     14. Assignment. Neither party may assign this Agreement without the prior written consent of the other party hereto; provided, that (i) Licensee may assign this Agreement, upon written notice to Programmer, to a transferee of the Stations who assumes this Agreement and the Put Agreement in writing and (ii) Programmer may assign this Agreement, upon written notice to Licensee, to a transferee of all or substantially all of its assets who assumes this Agreement in writing. The terms of this Agreement shall bind and inure to the benefit of the parties’ respective successors and any permitted assigns, and no assignment shall relieve any party of any obligation or liability under this Agreement.
     15. Notices. Any notice pursuant to this Agreement shall be in writing and shall be deemed delivered on the date of personal delivery or confirmed facsimile transmission or confirmed delivery by a nationally recognized overnight courier service, and shall be addressed as follows (or to such other address as any party may request by written notice):

if to Licensee:	Clear Channel Broadcasting, Inc.
200 E. Basse Road
San Antonio, TX 78209
Attention: Dirk Eller
Facsimile: (210) 822-2299

with a copy (which shall not	Clear Channel Broadcasting, Inc.
constitute notice) to:	Legal Department

200 E. Basse Road
San Antonio, TX 78209
Attention: Christopher M. Cain, Esq.
Facsimile: (210) 832-3433

and to:	Wiley Rein LLP
1776 K Street, N.W.
Washington, D.C. 20006
Attention: Doc Bodensteiner
Facsimile: (202) 719-7049

if to Programmer:	Cumulus Broadcasting LLC
3280 Peachtree Road, NW
Suite 2300
Atlanta, Georgia 30305
Attention: President
Facsimile: (404) 949-0740

with a copy (which shall not	Dickstein Shapiro LLC
constitute notice) to:	1825 Eye Street NW
Washington, DC 20006-5403
Attention: Lew Paper
Facsimile: (202)420-2201
     16. Waivers. No waiver of compliance with any provision hereof or consent pursuant to this Agreement shall be effective unless evidenced by an instrument in writing signed by the party against whom enforcement of such waiver is sought.
     17. Entire Agreement. This Agreement (including the Schedule hereto) and the Put Agreement constitute the entire agreement and understanding among the parties hereto with respect to the subject matter hereof, and supersede all prior agreements and understandings with respect to the subject matter hereof, except any confidentiality agreement among the parties with respect to the Stations, which shall remain in full force and effect. This Agreement may be amended only by a document executed by all parties.
     18. Severability. If any court or governmental authority holds any provision in this Agreement invalid, illegal or unenforceable under any applicable law, then, so long as no party is deprived of the benefits of this Agreement in any material respect, this Agreement shall be construed with the invalid, illegal or unenforceable provision deleted and the validity, legality and enforceability of the remaining provisions contained herein shall not be affected or impaired thereby.
     19. No Beneficiaries or Agency. Nothing in this Agreement expressed or implied is intended or shall be construed to give any rights to any person or entity other than the parties hereto and their successors and permitted assigns. This Agreement is not intended to be, and shall not be construed as, an agreement to form a partnership, agency relationship, or joint venture between the parties. Neither party shall be authorized to act as an agent of or otherwise to represent the other party.
     20. Governing Law. The construction and performance of this Agreement shall be governed by the laws of the State of Delaware without giving effect to the choice of law provisions thereof. Any action, suit or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with this Agreement shall be brought in any state court located in Wilmington, Delaware. The prevailing party in a lawsuit brought to enforce the performance or compliance of any provision of this Agreement may recover reasonable attorneys’ fees and costs from the non-prevailing party.
     21. Counterparts. This Agreement may be executed in separate counterparts, each of which will be deemed an original and all of which together will constitute one and the same agreement. Facsimile and electronically-delivered signatures shall be sufficient to make this Agreement binding.
     22. FCC Compliance.
          (a) The obligations of the parties under this Agreement are subject to the rules, regulations and policies of the FCC and all other applicable laws. Licensee may file a copy of this Agreement with the FCC and place a copy of this Agreement in the Stations’ public inspection files.
          (b) Licensee certifies that it maintains ultimate control over the Stations’ facilities, including, specifically, control over the Stations’ finances, personnel and programming. Programmer certifies that this Agreement complies with the provisions of 47 C.F.R. Sections 73.3555(a) and (c).
          (c) The parties acknowledge that the Stations are subject to Licensee’s FCC “payola” consent decree and compliance plan (the “Plan”). Programmer shall reasonably cooperate with Licensee’s compliance with the Plan, including by (i) participating in any Licensee employee training program on the subjects of payola, plugola or sponsorship identification, (ii) obtaining Licensee’s prior written approval before accepting any item of value (including but not limited to tickets, gifts, and trips but excluding consideration paid for advertising time and promotional campaigns that would comply with the FCC’s rules on sponsorship identification) received from a record label, artist or independent promoter and (iii) providing to Licensee notice of any item of value received by Programmer from a record label, artist or independent promoter, along with any details or other information reasonably requested by Licensee with respect to such item. Any material failure by Programmer to comply with any of the requirements of this Section 22(c) shall entitle Licensee to terminate this Agreement in accordance with Section 11(b).

          (d) In accordance with Paragraphs 49 and 50 of United States Federal Communications Commission Report and Order No. FCC 07-217, Programmer shall not discriminate in any contract for advertising on the Stations on the basis of race or gender, and all such contracts shall be evaluated, negotiated and completed without regard to race or gender. Programmer shall include a clause to such effect in all contracts for advertising on the Stations, and if requested shall provide written confirmation of compliance with such requirement.
[SIGNATURE PAGE FOLLOWS]

SIGNATURE PAGE TO LOCAL PROGRAMMING AND MARKETING AGREEMENT
     IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first set forth above.

LICENSEE:	CITICASTERS LICENSES, INC. JACOR BROADCASTING CORPORATION
	By:	/s/ Bill Hamersly
		Name:	BILL HAMERSLY
		Title:	SVP

PROGRAMMER:	CUMULUS MEDIA INC. CUMULUS BROADCASTING LLC
	By:	/s/ Richard S. Denning
		Name:	Richard S. Denning
		Title:	Vice President, Secretary and General Counsel

SCHEDULE A TO LMA
     1. Monthly Fee. Programmer shall pay Licensee a monthly fee in advance on the first day of each month during the Term. The initial monthly fee shall be the sum of $161,219 per calendar month, and commencing on January 1, 2010 and on January 1 of each calendar year thereafter during the Term, such amount shall increase by an amount equal to 5% of the then-current monthly fee. Each such increase shall occur automatically and without need for invoice. The monthly fee for any partial month shall be prorated.
     2. Expense Reimbursement. Programmer shall also reimburse Licensee for the reasonable operating, maintenance and capital expenses of the Stations (and, as applicable, WZNN and WWWX) incurred by Licensee in the ordinary course of business during the Term; provided, that Programmer shall not have any obligation to reimburse Licensee for corporate overhead expenses (for avoidance of doubt, the term corporate overhead does not include reasonable engineering expenses or reasonable expenses incurred to maintain FCC licenses, whether internal or external, and whether incurred at the market or corporate level). Each such reimbursement payment shall be made within ten (10) business days after delivery to Programmer of an invoice which provides reasonable supporting documentation for the identified expenses. To the extent there is any dispute about any item for which reimbursement is sought, the parties shall endeavor to resolve the dispute in good faith discussions.
     3. Payments and Interest. All payments to be made under this Agreement shall be paid in cash in full without offset by wire transfer of immediately available funds to an account designated by the payee. Any payment hereunder not made when due shall bear interest from the due date until paid at a rate per annum of 10%.
     4. Survival. Notwithstanding anything to the contrary set forth in this Agreement, all of Programmer’s payment obligations hereunder shall survive termination of this Agreement and remain in full force and effect until paid in full with interest as set forth herein.